                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

- -------------------------------------------------------------------------------

                                    FORM 11-K

                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                                DECEMBER 31, 1995

- -------------------------------------------------------------------------------



         For the twelve-month period ended December 31, 1995.
         Commission file number:  1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID INCORPORATED COLLECTIVELY BARGAINED
         ASSOCIATES' PROFIT SHARING RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Rubbermaid Incorporated
         1147 Akron Road
         Wooster, Ohio  44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                RUBBERMAID INCORPORATED
                                                COLLECTIVELY BARGAINED
                                                ASSOCIATES' PROFIT
                                                SHARING RETIREMENT PLAN




Dated: 6/25/96                                  /s/ Lillian R. Connor
      -------------                             ---------------------------

                                                                Exhibit 23

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------



The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 14, 1996, relating to the statement of assets available for benefits of Rubbermaid Incorporated - Collectively Bargained Associates' Profit Sharing Retirement Plan as of December 31, 1995 and the related statement of changes in assets available for benefits for the period from March 31, 1995 through December 31, 1995, which report appears in the December 31, 1995 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP






Cleveland, Ohio
June 25, 1996

RUBBERMAID INCORPORATED -
COLLECTIVELY BARGAINED ASSOCIATES'
PROFIT SHARING RETIREMENT PLAN

Financial Statements

December 31, 1995


(With Independent Auditors' Report Thereon)

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN


                                Table of Contents
                                -----------------




Independent Auditors' Report

Statement of Assets Available for Benefits with Fund Information
    December 31, 1995

Statement of Changes in Assets Available for Benefits with Fund Information For the period March 31, 1995 through December 31, 1995

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Plan Administrator of
Rubbermaid Incorporated -
   Collectively Bargained Associates'
   Profit Sharing Retirement Plan:

We have audited the accompanying statement of assets available for benefits of the Rubbermaid Incorporated - Collectively Bargained Associates' Profit Sharing Retirement Plan (Plan) as of December 31, 1995, and the related statement of changes in assets available for benefits for the period from March 31, 1995 through December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995, and the changes in assets available for benefits for the period from March 31, 1995 through December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP




Cleveland, Ohio
June 14, 1996

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

        Statement of Assets Available for Benefits with Fund Information

                                December 31, 1995



                                                                                Participant Directed
                                                                --------------------------------------------------
                                                                Stock    Equity      Fixed        Stable      Loan      Combined
                                                                Fund   Index Fund  Income Fund  Value Fund    Fund        Funds
                                                                ----   ----------  -----------  ----------    ----        -----
Assets
   Plan interest in the investments of the Profit Sharing
     Retirement Trust for Rubbermaid Incorporated
     and Related Companies (notes 2 and 5)                  $2,441,107 22,810,860   3,196,955   108,277,520 1,961,091   138,687,533

   Employer contribution and participant elected
     deferral receivable                                        20,908    784,733     287,378     2,502,956      --       3,595,975
                                                            ---------- ----------   ---------  ------------ ---------   -----------

Assets available for plan benefits                          $2,462,015 23,595,593   3,484,333   110,780,476 1,961,091   142,283,508
                                                            ========== ==========   =========   =========== =========   ===========


See accompanying notes to financial statements.

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

   Statement of Changes in Assets Available for Benefits with Fund Information

             For the period March 31, 1995 through December 31, 1995

                                                                                    Participant Directed
                                                                ---------------------------------------------------------------
                                                                Stock          Equity        Fixed         Stable          Loan
                                                                Fund         Index Fund    Income Fund    Value Fund       Fund
                                                                ----         ----------    -----------    ----------       ----
Additions
   Plan interest in the investment income from the
     Profit Sharing Retirement Trust for Rubbermaid
     Incorporated and Related Companies (notes 2 and 5)      $ 2,057,611      8,437,362       470,307      5,514,535      101,982

   Employer and participant elected deferral contributions        18,894        768,693       269,259      2,573,746         --
   Other receipts                                                   --             --            --             --         92,666
   Loan repayments                                                  --          154,545        13,807        409,788     (578,140)
                                                             -----------    -----------    ----------    -----------   ----------
                Total additions                                2,076,505      9,360,600       753,373      8,498,069     (383,492)

Deductions
   Benefits paid to participants                                  70,903        450,234        31,876      4,699,029         --
   Loan disbursements                                             18,705        227,990        41,658        441,687     (730,040)
   Administrative expenses                                         3,218         42,331         5,699        140,661         --
                                                             -----------    -----------    ----------    -----------   ----------
                Total deductions                                  92,826        720,555        79,233      5,281,377     (730,040)
Net interfund transfers                                         (146,767)      (139,960)     (161,900)       448,627         --
                                                             -----------    -----------    ----------    -----------   ----------
                Net increase prior to plan transfers           1,836,912      8,500,085       512,240      3,665,319      346,548
Net transfers from other Rubbermaid Incorporated plans
   (note 1)                                                      625,103     15,095,508     2,972,093    107,115,157    1,614,543
                                                             -----------    -----------    ----------    -----------   ----------

Net assets available for plan benefits, at end of year       $ 2,462,015     23,595,593     3,484,333    110,780,476    1,961,091
                                                             ===========    ===========    ==========    ===========   ==========


                                                                 Combined
                                                                  Funds
                                                                  -----
Additions
   Plan interest in the investment income from the
     Profit Sharing Retirement Trust for Rubbermaid
     Incorporated and Related Companies (notes 2 and 5)          16,581,797

   Employer and participant elected deferral contributions        3,630,592
   Other receipts                                                    92,666
   Loan repayments                                                     --
                                                                -----------
                Total additions                                  20,305,055

Deductions
   Benefits paid to participants                                  5,252,042
   Loan disbursements                                                  --
   Administrative expenses                                          191,909
                                                                -----------
                Total deductions                                  5,443,951
Net interfund transfers                                                --
                                                                -----------
                Net increase prior to plan transfers             14,861,104
Net transfers from other Rubbermaid Incorporated plans
   (note 1)                                                     127,422,404
                                                                -----------

Net assets available for plan benefits, at end of year          142,283,508
                                                                ===========



See accompanying notes to financial statements.

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements

                                December 31, 1995



(1)    Description of the Plan
       -----------------------

       As of March 31, 1995, Rubbermaid Incorporated (Company) merged the assets and liabilities of the Rubbermaid Incorporated Profit Sharing Plan and the Rubbermaid Commercial Products Profit Sharing Retirement Plan into the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan (Associates' Plan). A spin-off of the Associates' Plan also occurred on March 31, 1995, creating the Rubbermaid Incorporated - Collectively Bargained Associates' Profit Sharing Retirement Plan (Plan). This Plan covers the collectively bargained associates of the Wooster factory location and participates in the profit sharing retirement master trust of the Company as set fourth in the master trust agreement. The assets of the Associates' Plan was transferred into the Plan for the respective Wooster factory associates at their fair market value at that date.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)    General
              -------
              The Plan is a defined contribution profit sharing plan with a 401(k) feature. Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Employer Contributions
              ----------------------

              Annually, the Company contributes to the Plan the lesser of 25 percent of the Company's profits as defined in the Plan, or 15 percent of the aggregate eligible compensation of the participants. Participants may receive 25 percent of their share of the Company's contribution in cash unless an election is made to deposit such amounts into their Plan account through the 401(k) feature. Additional voluntary payroll contributions by participants to the Plan are not permitted. The Company's contribution for high-compensated participants (as defined in the Plan agreement) is calculated as an amount equal to 5 percent of eligible compensation paid during the year plus 5 percent of the participant's eligible compensation exceeding the current year Social Security Wage Base.

       (c)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with the participant's contribution, if any, and an allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants' nonvested accounts. Allocations are based upon participant earnings, service, and/or account balances, as defined.



                                                                     (Continued)

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements


       (d)    Vesting
              -------

              Participants are immediately vested 100 percent in the portion of their accounts attributable to the associate elected voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based upon years of service. A participant becomes fully vested after completing seven years of credited service. Upon death, disability retirement, or attainment of age 65, participants become fully vested.

       (e)    Investments
              -----------

              All investments are participant directed and participants may elect to invest the employer or their voluntary contribution to their account in the Plan in one or more of the four investment funds held by the Plan. Currently, the investment funds are: (a) the Equity Index Fund, comprised primarily of common stocks or securities convertible into common stocks; (b) the Fixed Income Fund, comprised primarily of government debt securities and investment grade corporate debt securities the income or return from which is fixed; (c) the Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; and (d) the Stock Fund, comprised primarily of the common stock of Rubbermaid Incorporated.

              For investment purposes only, the investments held in the separate funds of the Plan are commingled with those of the Associates' Plan which has similar investment programs. Collectively, such funds comprise the Profit Sharing Retirement Trust for Rubbermaid Incorporated and Related Companies, a bank-administered master trust fund. Allocation of the master trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

       (f)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon normal retirement at age 65, late retirement, total permanent disability, or death, either in a lump-sum cash payment equal to the value of his or her account, or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). Upon resignation or discharge, the amount to be paid shall not exceed the participant's vested interest.

       (g)    Participant Loans
              -----------------

              Effective March 31, 1995, loans of up to 50 percent of the vested portion of the Participant's individual account may be obtained for qualified participants. The maximum loan permissible is the lesser of $50,000 or one-half of the participant's vested balance. For record keeping purposes, the outstanding principal balance of participant loans are maintained in a separate account.



                                                                     (Continued)

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements

(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value plus interest reinvested. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade date basis.

       (c)    Payment of Benefits
              -------------------

              Benefits are recorded when paid.

       (d)    Administrative Expenses
              -----------------------

              All normal cost and expense of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant making a directed investment, or obtaining a loan may be borne by such participant or charge to the participant's individual account.

       (e)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and the reported amounts of receipts and disbursements during the reporting period. Actual results could differ from those estimates.

(3)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

       The Plan merger and the coincident spin-off of this Plan, as discussed in note 1, was not considered a termination of this Plan.



                                                                     (Continued)

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements


(4)    Tax Status
       ----------

       The Plan submitted a request for a determination letter in December 1994. In December 1995, the Plan received a favorable determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan was spun off from the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan on March 31, 1995 subsequent to the determination letter filing. A new application will be submitted in September 1996 with the Internal Revenue Service. The plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)    Master Trust Financial Information
       ----------------------------------

       The assets of the Plan are invested in a master trust in which the assets of the Plan are combined with the assets of the Associates' Plan for investment purposes.

       The Master Trust Fund assets at December 31, 1995 are as follows:

                                                   1995
                                             -----------------
                                             Market Percentage
                                             Value   Interest
                                             ------  ---------
Equity Fund                              $ 60,463,367   38%
Fixed Income Fund                          12,730,483   25
Stable Value Fund                         307,186,961   35
Stock Fund                                  6,975,972   35
Loan Fund                                   9,185,087   21
                                         ------------
         Total investments held by the
           Master Trust Fund             $396,541,870   35%
                                         ============

       The Plan has investment contracts with Primco Capital Management (Primco). Primco maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses. The average yield and credited interest rate as of December 31, 1995 was 6.77 percent.

                            RUBBERMAID INCORPORATED -
                       COLLECTIVELY BARGAINED ASSOCIATES'
                         PROFIT SHARING RETIREMENT PLAN

                          Notes to Financial Statements




A summary of master trust investment activity is as follows:

                                     Equity         Fixed          Stable
                                      Index         Income          Value          Loan            Stock
                                      Fund           Fund           Fund            Fund           Fund         Totals
                                      ----           ----           ----            ----           ----         ------
Balance at December 31, 1994      $ 44,440,896      9,799,829     291,504,586     4,406,468     9,066,298     359,218,077

Employer contributions               3,460,500      1,499,364      12,017,685          --          65,509      17,043,058
Participant contributions            1,134,258        406,586       2,948,499          --          66,013       4,555,356
Net appreciation (depreciation)
      in fair value                 16,877,310        837,182      13,850,807          --      (1,704,252)     29,861,047
Dividends                              385,125      1,157,486            --            --         147,492       1,690,103
Interest                               266,228          6,387       7,155,450       448,733         6,651       7,883,449
Loan repayments                        517,713        105,761       2,020,885    (2,648,772)        4,413            --
Benefit payments                    (3,154,863)      (705,710)    (19,225,676)      326,384      (450,083)    (23,209,948)
Loan disbursements                  (1,330,363)      (226,553)     (5,452,864)    7,213,380      (203,600)           --
Interfund                              891,430        (90,191)     (1,405,559)         --         604,320            --
Transfers                               84,846         (6,802)        817,084      (881,750)      (13,378)           --
Other                               (3,109,713)       (52,856)      2,956,064       320,644      (613,411)       (499,272)
                                  ------------    -----------    ------------    ----------    ----------    ------------

Balance at December 31, 1995      $ 60,463,367     12,730,483     307,186,961     9,185,087     6,975,972     396,541,870
                                  ============    ===========    ============    ==========    ==========    ============
